UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6

Mutiara Damansara, 47800 Petaling Jaya

Selangor Darul Ehsan, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

In connection with the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 9 a.m., Eastern time, on November 16, 2026, by Black Titan Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands, attached hereto and incorporated by reference herein are the notice and proxy statement of the Meeting and the form of proxy card, respectively.

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, to be held on November 16, 2026, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 13, 2026

Black Titan Corporation

By:	/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Co-Chief Executive Officer

4